

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Mr. C. Robert Campbell
Chief Financial Officer
MasTec, Inc.
800 S. Douglas Road, 12th floor
Coral Gables, Florida 33134

> **RE: MasTec, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Period Ended September 30, 2012**
> **Filed November 1, 2012**
> **Response dated December 13, 2012**
> **File No. 1-8106**

Dear Mr. Campbell:

We have reviewed your response letter dated December 13, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis, page 30

General

2. Your proposed disclosures include the presentation of consolidated EBITDA and EBITDA margin. Please provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Compliance and Disclosures Interpretation 104.04 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

3. Please quantify the impact of each factor when multiple factors contribute to material changes in a line item. For example, in your results of operations proposed discussion for the Electrical Transmission segment for the year ended December 31, 2011 compared to the year ended December 31, 2010, EBITDA increased by $32.4 million due to multiple factors including the addition of several large transmission projects in connection with the EC Source acquisition with higher than historical-average project margins. Please separately quantify the impact of each of these factors. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Financial Statements

Notes to the Financial Statements

Note 15 - Operations by Geographic Areas and Segments, page 93

4. Please provide the entity-wide disclosures required by ASC 280-10-50-41 and 50-42 for significant customers as well as geographical information regarding revenues and long-lived assets.

5. In a similar manner to your proposed disclosures to be included in MD&A, please discuss the reorganization and change in reportable segments.

6. Please help us better understand how you determined that your four operating segments also represent your reporting units pursuant to ASC 350-20-35-33 through 35-37. We remind you that a reporting unit for purposes of testing goodwill for impairment is an operating segment or one level below. Please clarify if you are aggregating two or more components of an operating segment to arrive at your reporting units. If so, please provide us with a comprehensive explanation as to how you determined this was appropriate pursuant to ASC 350-20-35-5. Your explanation should also address ASC 350-20-55-7, which states that all of the factors in ASC 280-10-50-11 should be considered in determining whether the components of an operating segment have similar economic characteristics.

Form 10-Q for the Period Ended September 30, 2012

Management's Discussion and Analysis

EBITDA and Adjusted EBITDA, page 38

7. You consider EBITDA and Adjusted EBITDA as indicators of your ability to generate cash. Your disclosures indicate that you view these to also be liquidity measures. In this regard, please also provide a reconciliation from cash flows from operations to EBITDA and Adjusted EBITDA pursuant to Item 10(e)(1)(i)(b) of Regulation S-K. Please discuss any limitations related to the use of these measures as liquidity measures. You currently only reconcile income from continuing operations to Adjusted EBITDA. Please also provide a reconciliation from income from continuing operations to EBITDA. Please similarly revise your Form 10-K, as applicable.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief